                                  EXHIBIT 20.1

For Further Information:

CONTACT:  Robert G. Hatfield      Franklin A. Reece, III       William F. Coffin
          Chairman and CEO        President                            President
                or                USTELECENTERS, INC.                         or
          William M. McKay        (617) 439-9911               Steven B. Johnson
          Chief Financial Officer                                        Partner
           and Treasurer                                   COFFIN COMMUNICATIONS
          VIEW TECH, INC.                                    GROUP
          (805) 482-8277                                          (818) 789-0100

For Immediate Release:
January 16, 1997

                PAUL C. O'BRIEN APPOINTED CHAIRMAN OF VIEW TECH
                  Telcom Holding, LLC, Commits Equity Capital

CAMARILLO, CA January 16, 1997--View Tech, Inc. (NASDAQ/NMS:VUTK), announced today that Mr. Paul C. O'Brien, the recently retired Chairman and Chief Executive Officer of New England Telephone, has been elected to the View Tech Board of Directors and subsequently appointed Chairman of the Board. In conjunction with his joining the Board, Telcom Holding, LLC, an investment company organized by Mr. O'Brien has reached an agreement to invest in the Company, the first closing of which was consummated today.

Paul C. O'Brien, is past Chairman of New England Telephone, the unit of NYNEX covering the New England region. He joined New England Telephone in 1987 as Executive Vice President and Chief Operating Officer, in 1988 he was appointed President and Chief Executive Officer. In 1993, he was elected Chairman of the Board. Mr. O'Brien serves on the Boards of Directors of several companies including the Bank of Boston, Shiva Corporation, First Pacific Networks and Cambridge NeuroScience. Mr. O'Brien is currently President of the O'Brien Group and President of Pan-Asia, an investment firm concentrating on Asian ventures.

Mr. O'Brien received a degree in Electrical Engineering from Manhattan College and an MBA from New York University, has three Honorary Doctorates from local universities and has received numerous awards including "New Englander of the Year" by the New England Council and "CEO of the Year" in 1992 by Northeastern University.

Mr. O'Brien stated that "He was pleased to be able to make a strategic investment in View Tech, Inc. The Company is properly positioned to become a significant platform for the development of a nationwide enterprise providing bundling communications solutions for multi-tiered business markets. I look forward to participating in the continued growth of View Tech and working closely with the View Tech management team."

Telcom Holding, LLC, is a newly formed, Delaware limited liability company affiliated with The O'Brien Group, a communications consulting firm founded by Mr. O'Brien upon his retirement from NYNEX in 1994. Telcom will invest in newly issued shares of the Company's stock on or before January 30, 1997, subject to certain conditions. View Tech intends to use the net proceeds from this transaction for purposes of working capital and payment of certain costs associated with its recent merger with USTeleCenters, Inc.
                                     -More-
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View Tech, Inc. - Press Release
January 16, 1997
Page Two

Robert G. Hatfield, CEO of View Tech, Inc. commented on the appointment, saying "View Tech is very fortunate to have the benefit of Mr. O'Brien's 30 years experience in the telecommunications industry and welcomes him to the Board. I am confident that the Company and its shareholders will benefit immensely from Mr. O'Brien's background and leadership as the Company continues to grow. Mr. O'Brien will represent a significant addition and enhancement to our Board."

View Tech, Inc., headquartered in Camarillo, CA and its wholly-owned subsidiary, USTeleCenters, Inc., headquartered in Boston, MA, is a leading, single source provider of voice, video and data equipment, network services and bundled telecommunications solutions for business customers nationwide. The Company has equipment distribution partnerships with PictureTel Corporation, Ascend Communications, Northern Telecom and markets network services through agency agreements with Bell Atlantic, GTE, NYNEX, Southwestern Bell and Sprint.



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